No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal nine-month period ended December  31, 2024.

Exhibit 2:

Notice of Termination of Memorandum of Understanding regarding the Consideration of a Business Integration between Honda Motor Co., Ltd. and Nissan Motor Co., Ltd.

Exhibit 3:

Nissan Motor Co., Ltd., Honda Motor Co., Ltd., and Mitsubishi Motors Corporation terminate MoU regarding consideration of tripartite collaboration

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 13, 2025

Consolidated Financial Results for the Fiscal Third Quarter Ended December 31, 2024 (IFRS)

February 13, 2025

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Masao Kawaguchi, Head of Accounting and Finance Supervisory Unit Tel. +81-3-3423-1111
Scheduled date to commence dividend payments	: —
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2024 (from April 1, 2024 to December 31, 2024)

(1) Consolidated operating results (for the nine months ended December 31)	(% of change from the same period of the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the period		Profit for the period attributable to owners of the parent		Comprehensive income for the period
Nine months ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
December 31, 2024	16,328,725	8.9	1,139,920	5.9	1,225,559	-3.1	860,427	-6.9	805,263	-7.4	1,078,630	-21.1
December 31, 2023	14,999,492	19.8	1,076,385	46.7	1,264,524	47.1	924,691	45.9	869,609	49.1	1,366,534	38.8

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Nine months ended	Yen	Yen
December 31, 2024	169.69	169.69
December 31, 2023	176.78	176.78

Explanatory notes:

1.	Basic and diluted earnings per share are calculated based on the profit for the period attributable to owners of the parent.

2.

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic and diluted earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

(2) Consolidated financial position

	$		$		$		$
	Total assets		Total equity		Equity attributable to owners of the parent		Ratio of equity attributable to owners of the parent to total assets
As of		Yen (millions)		Yen (millions)		Yen (millions)		%
December 31, 2024		31,374,150		13,371,117		13,067,738		41.7
March 31, 2024		29,774,150		13,005,872		12,696,995		42.6

2. Dividends

	$	$	$	$	$
	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2024	—	87.00	—	39.00	—
Fiscal year ending March 31, 2025	—	34.00	—
Fiscal year ending March 31, 2025 (forecast)				34.00	68.00

Explanatory notes:

1.	Revisions to the forecast of dividends most recently announced: None

2.

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. The year-end dividend per share for the fiscal year ended March 31, 2024 is based on the number of shares after the stock split and the total annual dividend is disclosed as “ – ”. Based on the number of shares prior to the stock split, the year-end dividend and the total annual dividend for the fiscal year ended March 31, 2024 are expected to be JPY 117.00 per share and JPY 204.00 per share, respectively.

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2025 (from April 1, 2024 to March 31, 2025)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen
Full-year	21,600,000	5.7	1,420,000	2.8	1,465,000	-10.8	1,020,000	-13.7	950,000	-14.2	203.03

Explanatory note:

Revisions to the forecast of consolidated financial results most recently announced: Yes

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)

Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of December 31, 2024	5,280,000,000 shares
As of March 31, 2024	5,280,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of December 31, 2024	640,789,082 shares
As of March 31, 2024	451,092,624 shares

(iii)	Average number of shares outstanding during the period

Nine months ended December 31, 2024	4,745,432,767 shares
Nine months ended December 31, 2023	4,919,185,238 shares

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Number of issued shares at the end of the period (including treasury stock), number of treasury stock at the end of the period and average number of shares outstanding during the period are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

*	Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm : None

*	Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal Third Quarter Ended December 31, 2024

1. Overview of Consolidated Financial Results	2
2. Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements	3
[1] Condensed Consolidated Statements of Financial Position	3
[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income	4
Condensed Consolidated Statements of Income For the nine months ended December 31, 2023 and 2024	4
Condensed Consolidated Statements of Comprehensive Income For the nine months ended December 31, 2023 and 2024	5
[3] Condensed Consolidated Statements of Changes in Equity	6
[4] Condensed Consolidated Statements of Cash Flows	7
[5] Assumptions for Going Concern	8
[6] Notes to Condensed Consolidated Interim Financial Statements	8

1. Overview of Consolidated Financial Results

Consolidated Operating Results

Honda’s consolidated sales revenue for the nine months ended December 31, 2024 increased by 8.9%, to JPY 16,328.7 billion from the same period last year, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit increased by 5.9%, to JPY 1,139.9 billion from the same period last year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by decreased profit attributable to sales impacts as well as increased research and development expenses. Profit before income taxes decreased by 3.1%, to JPY 1,225.5 billion from the same period last year, due mainly to decreased share of profit (loss) of investments accounted for using the equity method. Profit for the period attributable to owners of the parent decreased by 7.4%, to JPY 805.2 billion from the same period last year.

Consolidated Statements of Financial Position

Total assets as of December 31, 2024 increased by JPY 1,600.0 billion, to JPY 31,374.1 billion from March 31, 2024 due mainly to increased receivables from financial service as well as positive foreign currency translation effects. Total liabilities increased by JPY 1,234.7 billion, to JPY 18,003.0 billion from March 31, 2024 due mainly to increased financing liabilities as well as positive foreign currency translation effects, which was partially offset by decreased trade payables. Total equity increased by JPY 365.2 billion, to JPY 13,371.1 billion from March 31, 2024 due mainly to increased retained earnings attributable to profit for the period, which was partially offset by decreased attributable to acquisition of the company’s own shares.

2. Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements

[1] Condensed Consolidated Statements of Financial Position

March 31, 2024 and December 31, 2024

	Yen (millions)
	Mar. 31, 2024	Dec. 31, 2024
Assets
Current assets:
Cash and cash equivalents	4,954,565	4,961,025
Trade receivables	1,240,090	1,026,082
Receivables from financial services	2,558,594	2,846,121
Other financial assets	229,583	263,514
Inventories	2,442,969	2,507,597
Other current assets	446,763	600,220

Total current assets	11,872,564	12,204,559

Non-current assets:
Investments accounted for using the equity method	1,206,968	1,193,113
Receivables from financial services	5,616,676	6,342,851
Other financial assets	968,142	934,005
Equipment on operating leases	5,202,768	5,776,949
Property, plant and equipment	3,234,413	3,195,253
Intangible assets	999,689	1,061,597
Deferred tax assets	170,856	146,270
Other non-current assets	502,074	519,553

Total non-current assets	17,901,586	19,169,591

Total assets	29,774,150	31,374,150

Liabilities and Equity
Current liabilities:
Trade payables	1,609,836	1,431,635
Financing liabilities	4,105,590	4,793,588
Accrued expenses	638,319	603,901
Other financial liabilities	340,858	346,367
Income taxes payable	157,410	86,590
Provisions	566,722	617,783
Other current liabilities	904,757	935,581

Total current liabilities	8,323,492	8,815,445

Non-current liabilities:
Financing liabilities	6,057,967	6,765,254
Other financial liabilities	316,919	305,033
Retirement benefit liabilities	284,844	302,026
Provisions	385,001	348,267
Deferred tax liabilities	855,067	873,806
Other non-current liabilities	544,988	593,202

Total non-current liabilities	8,444,786	9,187,588

Total liabilities	16,768,278	18,003,033

Equity:
Common stock	86,067	86,067
Capital surplus	205,073	205,324
Treasury stock	(550,808)	(842,731)
Retained earnings	10,644,213	11,058,672
Other components of equity	2,312,450	2,560,406

Equity attributable to owners of the parent	12,696,995	13,067,738
Non-controlling interests	308,877	303,379

Total equity	13,005,872	13,371,117

Total liabilities and equity	29,774,150	31,374,150

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2023 and 2024

	Yen (millions)
	Nine months ended Dec. 31, 2023	Nine months ended Dec. 31, 2024
Sales revenue	14,999,492	16,328,725
Operating costs and expenses:
Cost of sales	(11,737,724)	(12,802,734)
Selling, general and administrative	(1,553,992)	(1,639,854)
Research and development	(631,391)	(746,217)

Total operating costs and expenses	(13,923,107)	(15,188,805)

Operating profit	1,076,385	1,139,920

Share of profit (loss) of investments accounted for using the equity method	67,267	(27,265)
Finance income and finance costs:
Interest income	120,827	150,800
Interest expense	(32,036)	(38,042)
Other, net	32,081	146

Total finance income and finance costs	120,872	112,904

Profit before income taxes	1,264,524	1,225,559
Income tax expense	(339,833)	(365,132)

Profit for the period	924,691	860,427

Profit for the period attributable to:
Owners of the parent	869,609	805,263
Non-controlling interests	55,082	55,164

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	176.78	169.69

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2023 and 2024

	Yen (millions)
	Nine months ended Dec. 31, 2023	Nine months ended Dec. 31, 2024
Profit for the period	924,691	860,427
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	3	1
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(24,361)	(5,581)
Share of other comprehensive income of investments accounted for using the equity method	3,739	(4,782)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	255	76
Exchange differences on translating foreign operations	420,937	203,219
Share of other comprehensive income of investments accounted for using the equity method	41,270	25,270

Total other comprehensive income, net of tax	441,843	218,203

Comprehensive income for the period	1,366,534	1,078,630

Comprehensive income for the period attributable to:
Owners of the parent	1,302,313	1,010,220
Non-controlling interests	64,221	68,410

[3] Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2023

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2023	86,067	185,589	(484,931)	9,980,128	1,417,397	11,184,250	318,041	11,502,291

Comprehensive income for the period
Profit for the period				869,609		869,609	55,082	924,691
Other comprehensive income, net of tax					432,704	432,704	9,139	441,843

Total comprehensive income for the period				869,609	432,704	1,302,313	64,221	1,366,534
Reclassification to retained earnings				500	(500)	—		—
Transactions with owners and other
Dividends paid				(241,865)		(241,865)	(63,080)	(304,945)
Purchases of treasury stock			(213,012)			(213,012)		(213,012)
Disposal of treasury stock			437			437		437
Share-based payment transactions		(66)				(66)		(66)
Equity transactions and others		20,104			3,064	23,168	(39,770)	(16,602)

Total transactions with owners and other		20,038	(212,575)	(241,865)	3,064	(431,338)	(102,850)	(534,188)

Balance as of December 31, 2023	86,067	205,627	(697,506)	10,608,372	1,852,665	12,055,225	279,412	12,334,637

For the nine months ended December 31, 2024

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the period
Profit for the period				805,263		805,263	55,164	860,427
Other comprehensive income, net of tax					204,957	204,957	13,246	218,203

Total comprehensive income for the period				805,263	204,957	1,010,220	68,410	1,078,630
Reclassification to retained earnings				(42,999)	42,999	—		—
Transactions with owners and other
Dividends paid				(347,805)		(347,805)	(77,890)	(425,695)
Purchases of treasury stock			(292,247)			(292,247)		(292,247)
Disposal of treasury stock			324			324		324
Share-based payment transactions		251				251		251
Equity transactions and others							3,982	3,982

Total transactions with owners and other		251	(291,923)	(347,805)		(639,477)	(73,908)	(713,385)

Balance as of December 31, 2024	86,067	205,324	(842,731)	11,058,672	2,560,406	13,067,738	303,379	13,371,117

[4] Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2023 and 2024

	Yen (millions)
	Nine months ended Dec. 31, 2023	Nine months ended Dec. 31, 2024
Cash flows from operating activities:
Profit before income taxes	1,264,524	1,225,559
Depreciation, amortization and impairment losses excluding equipment on operating leases	603,367	547,970
Share of (profit) loss of investments accounted for using the equity method	(67,267)	27,265
Finance income and finance costs, net	(102,083)	(150,508)
Interest income and interest costs from financial services, net	(113,840)	(129,857)
Changes in assets and liabilities
Trade receivables	(90,595)	231,008
Inventories	(76,415)	(31,135)
Trade payables	(57,560)	(148,419)
Accrued expenses	5,876	(66,460)
Provisions and retirement benefit liabilities	256,484	18,388
Receivables from financial services	(1,151,028)	(786,260)
Equipment on operating leases	79,487	(484,806)
Other assets and liabilities	(71,910)	(58,905)
Other, net	(41,841)	26,046
Dividends received	143,941	114,687
Interest received	406,912	552,972
Interest paid	(181,948)	(312,413)
Income taxes paid, net of refunds	(384,385)	(421,808)

Net cash provided by operating activities	421,719	153,324
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(229,107)	(327,265)
Payments for additions to and internally developed intangible assets	(163,623)	(231,025)
Proceeds from sales of property, plant and equipment and intangible assets	5,049	2,394
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	(2,940)	—
Payments for acquisitions of investments accounted for using the equity method	(108,882)	(89,974)
Proceeds from sales of investments accounted for using the equity method	—	12,113
Payments for acquisitions of other financial assets	(207,734)	(365,639)
Proceeds from sales and redemptions of other financial assets	165,816	362,622

Net cash used in investing activities	(541,421)	(636,774)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,096,458	6,544,635
Repayments of short-term financing liabilities	(7,947,417)	(6,194,170)
Proceeds from long-term financing liabilities	2,420,677	2,560,487
Repayments of long-term financing liabilities	(1,490,708)	(1,769,582)
Dividends paid to owners of the parent	(241,865)	(347,805)
Dividends paid to non-controlling interests	(49,160)	(50,622)
Purchases and sales of treasury stock, net	(212,575)	(291,923)
Repayments of lease liabilities	(58,860)	(56,247)
Other, net	(13,875)	4,043

Net cash provided by financing activities	502,675	398,816
Effect of exchange rate changes on cash and cash equivalents	158,488	91,094

Net change in cash and cash equivalents	541,461	6,460
Cash and cash equivalents at beginning of year	3,803,014	4,954,565

Cash and cash equivalents at end of period	4,344,475	4,961,025

[5] Assumptions for Going Concern

None

[6] Notes to Condensed Consolidated Interim Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions

Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the nine months ended December 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,358,037	9,972,438	2,386,150	282,867	14,999,492	—	14,999,492
Intersegment	—	148,090	1,940	23,664	173,694	(173,694)	—

Total	2,358,037	10,120,528	2,388,090	306,531	15,173,186	(173,694)	14,999,492

Segment profit (loss)	411,510	460,522	204,842	(489)	1,076,385	—	1,076,385

Segment assets	1,798,445	11,031,112	12,921,061	525,382	26,276,000	1,153,756	27,429,756
Depreciation and amortization	53,114	490,106	625,466	12,539	1,181,225	—	1,181,225
Capital expenditures	43,035	372,250	1,737,710	8,847	2,161,842	—	2,161,842

As of and for the nine months ended December 31, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,706,994	10,684,534	2,659,673	277,524	16,328,725	—	16,328,725
Intersegment	—	214,088	3,509	23,789	241,386	(241,386)	—

Total	2,706,994	10,898,622	2,663,182	301,313	16,570,111	(241,386)	16,328,725

Segment profit (loss)	501,683	402,617	244,996	(9,376)	1,139,920	—	1,139,920

Segment assets	2,160,559	12,138,809	15,683,077	586,235	30,568,680	805,470	31,374,150
Depreciation and amortization	54,190	475,975	651,615	12,218	1,193,998	—	1,193,998
Capital expenditures	52,503	502,082	2,358,941	8,796	2,922,322	—	2,922,322

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2023 and 2024 amounted to JPY 1,410,833 million and JPY 1,095,540 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

February 13th, 2025

Honda Motor Co., Ltd.

Nissan Motor Co., Ltd.

Notice of Termination of Memorandum of Understanding regarding the Consideration of a Business Integration between Honda Motor Co., Ltd. (Securities Code: 7267) and Nissan Motor Co., Ltd. (Securities Code: 7201)

Honda Motor Co., Ltd. (“Honda”) and Nissan Motor Co., Ltd., (“Nissan”; Honda and Nissan are collectively referred to as the “Companies”) today agreed to terminate the Memorandum of Understanding (the “MoU”) regarding the consideration of the Business Integration of the Companies (the “Business Integration”), signed on December 23rd, 2024 by the Companies, and discontinue the discussion and consideration of the Business Integration.

1.	Reason of Termination of the MoU

Since signing the MoU, the management teams of the Companies, including the chief executive officers, have discussed and considered the market environment surrounding the Companies, the purpose of the Business Integration, and the management strategies and structures after the Business Integration. Furthermore, considering the importance of the Business Integration, the Companies have carefully consulted with stakeholders of each.

In the course of the discussions between the Companies, various options were considered regarding the structure of Business Integration, including Honda’s proposal to change the scheme of Business Integration to a stock swap, which would make Nissan a wholly owned subsidiary of Honda, from a transition to a joint holding company structure in which Honda nominates a majority of the directors and the president through a joint share transfer, which was the premise of the MoU.

As a result of these discussions, the Companies decided to discontinue the discussion and consideration of the Business Integration based on the conclusion that it would be appropriate to refrain the implementation of the Business Integration by prioritizing the speed of decision making and execution of business measures in response to changes in the rapidly changing market environment in the era of vehicles electrification.

Going forward, the Companies will collaborate within the framework of a strategic partnership aimed at the era of intelligence and electrified vehicles, striving to create new value and maximize the corporate value of the Companies.

2.	Financial impact on business performance

As a consequence of the termination of the MoU, there is no impact on the Companies’ financial result, such as expenses and other items recorded at each of the Companies.

End

[Translation]

February 13, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Toshihiro Mibe Director, President and Representative Executive Officer

Nissan Motor Co., Ltd., Honda Motor Co., Ltd., and Mitsubishi Motors Corporation terminate MoU regarding consideration of tripartite collaboration

Honda Motor Co., Ltd. (“Honda”) today announced that Honda agreed to terminate their MoU regarding the consideration of the structure for a tripartite collaboration signed on December 23, 2024, with Nissan Motor Co., Ltd. and Mitsubishi Motors Corporation. For details, please see the attached press release.

- End -

February 13th, 2025

Nissan Motor Co., Ltd.

Honda Motor Co., Ltd.

Mitsubishi Motors Corporation

Nissan, Honda and Mitsubishi Motors terminate MoU regarding consideration of tripartite collaboration

Nissan Motor Co., Ltd. (“Nissan”), Honda Motor Co., Ltd. (“Honda”), and Mitsubishi Motors Corporation (“Mitsubishi Motors”) today agreed to terminate their MoU regarding the consideration of the structure for a tripartite collaboration, in light of the termination of the MoU signed on December 23rd last year regarding the consideration of a business integration between Nissan and Honda.

Going forward, the three companies will collaborate within the framework of a strategic partnership aimed at the era of intelligence and electrified vehicles. This framework was established with the MoU signed on August 1st last year, striving to create new value and maximize the corporate value of each company.